Angela M. Dowd Partner

345 Park Avenue	Direct	212.407.4097
New York, NY 10154	Main	212.407.4000
	Fax	646.514.2919
	adowd@loeb.com

August 29, 2011
Daniel F. Duchovny
U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions

Re:	Harbin Electric, Inc.
Response to Amendment No. 1 to Schedule 13E-3 filed August 15, 2011
Filed by Harbin Electric, Inc., Tech Full Electric Co. Ltd, et al.
File No. 5-80112

Response to PRER14A filed August 15, 2011
Filed by Harbin Electric, Inc.
File No. 1-33276

Dear Mr. Duchovny:

We are submitting this correspondence in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on August 19, 2011 (the “Staff’s Letter”).  The discussion below reflects our response to each of the 20 comments made in the Staff’s Letter.

Comment #1:

1.
Refer to comment 8 in our last comment letter, dated August 1, 2011, and your response.  It does not appear that you have filed the E&Y report as an exhibit to your amended Scheduled 13E-3, as requested in our comment and required by Item 1016(c) of Regulation M-A.  Please revise or advise.

Response:

Pursuant to an Engagement Letter dated December 16, 2010, by and between the Company and Ernst & Young (China) Advisory Limited (“E&Y”), the Company is prohibited from disclosing the report prepared at the direction of the Special Committee for use by potential bidders (the “E&Y Report”), without the prior written consent of E&Y, other than in very limited and specific circumstances.  The Company has consulted on this matter with E&Y and E&Y has declined to provide its consent to the Company at this time as E&Y does not believe that the E&Y Report, prepared at the direction of the Special Committee for use by potential bidders, is within the scope of Item 1016(c) and as a result is not required to be filed as an exhibit to the Schedule 13E-3.

Item 1016(c) calls for the filing of “[a]ny report, opinion or appraisal referred to in response to Item 1014(d) or Item 1015 of Regulation M-A.”  Item 1014(d) is regarding fairness opinions; the E&Y Report is not a fairness opinion, as previously stated, and as disclosed in the preliminary proxy statement previously filed.  Item 1015 is relevant when the “subject company or affiliate has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction.”

Here, the E&Y Report was prepared at the direction of the Special Committee for delivery to potential bidders.  The Special Committee engaged E&Y to prepare the E&Y Report solely for the purpose of providing information to potential bidders to encourage offers for the Company as evidenced by the engagement letter’s explicit disclaimer that it accepted a duty of care only to the ultimate purchasers of the Company and had no responsibility for any use of the E&Y Report by the Company.

While the Special Committee did commission the E&Y Report and reviewed the E&Y Report prior to its delivery to potential bidders, the Special Committee did not “receive” the E&Y Report in the sense intended by Item 1015: potential bidders did.  Reports received by potential bidders, of course, are outside the scope of Item 1015.

The Company and Special Committee agree with E&Y’s position as the Special Committee did not rely on the E&Y Report in making its determination to recommend to the full Board the approval of the merger, and the E&Y Report is therefore not “materially related to the Rule 13e-3 transaction” with respect to the Special Committee (the materiality of the E&Y Report to potential bidders is outside the scope of Item 1015).  Furthermore, while vendor due diligence is a common service in merger and acquisition transactions, including Rule13e-3 transactions, we are not aware of such vendor due diligence reports being filed or summarized in response to Item 1015.

The Company believes the services provided by E&Y were helpful to the Buyer Group in conducting and documenting a portion of the due diligence process for the contemplated merger, but E&Y’s Report was not used in connection with determining the consideration for the merger or any other term of the merger transaction.

Daniel F. Duchovny U.S. Securities and Exchange Commission August 29, 2011 Page 2

Taking all of the foregoing into account, the Company has concluded, after consultation with its legal counsel, that neither the fact that E&Y was engaged to perform the services described above nor its report constitute material information required to be disclosed to the stockholders of the Company.

Comment #2:

2.
Refer to our last comment above.  Expand the summary of the Ernst & Young report included on page 18 of the revised preliminary proxy statement.  Item 1015(b) of Regulation M-A requires a detailed discussion of the analyses performed and results yielded by the outside party in connection with the going private transaction.  The disclosure should be considerably expanded to describe the “detailed accounting and tax due diligence report” Ernst & Young was engaged to provide.

Response:

Please see the response to Staff Comment #1. The Company does not believe the report is within the scope of Item 1015 and so does not believe inclusion of a detailed discussion of the analyses performed and the results yielded is required. Furthermore, E&Y has not agreed at this time to give the Company its consent to disclose such information.

Comment #3:

3.
The first full paragraph in this section states that “[f]rom time to time prior to October 10, 2010, the Company’s Chairman and Chief Executive Officer, Mr. Tianfu Yang, received inquiries from private equity firms and investment banks concerning his possible willingness to sponsor a going-private transaction for the Company.”  Provide more specifics concerning such inquiries, including from whom they were received and through what channels.  The material terms of any actual proposals received should also be described.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The revised disclosure, beginning on page 13 of the preliminary proxy statement, is as follows (entirely new language is in bold face font):

Following the filing of a Form S-3 by the Company on April 20, 2010 and prior to the meeting between Mr. Tianfu Yang, the Company’s Chairman and Chief Executive Officer, and representatives of Baring Private Equity Asia Group Limited (“Baring”) in July 2010 as described in the next paragraph, Mr. Tianfu Yang received from time to time unsolicited inquiries from investment fund managers who indicated an interest in potentially providing financing to the Company. On two or three of these calls, Mr. Tianfu Yang was asked whether he would be interested in sponsoring a going-private transaction for the Company, to which Mr. Tianfu Yang responded that he had no such interest.

On July 14, 2010, Mr. Tianfu Yang was introduced to Baring at a meeting to discuss financing options and other alternative transactions for the Company, including a potential PIPE investment and a potential going private transaction. At that time, Baring expressed an interest in being involved in the event that Mr. Tianfu Yang decided to further consider such financing options. Mr. Tianfu Yang had not previously considered a going-private transaction, but determined to explore the available options further. The dialogue continued and, on July 31, 2010, the Company and Baring entered into a non-disclosure agreement. Mr. Tianfu Yang and Baring met again on August 12, 2010 and discussed the potential for a going-private transaction and began to prepare a proposal for such a transaction. During the course of his discussions with Baring, Mr. Tianfu Yang wished to retain an investment banking firm to provide financial advisory services. Mr. Yang Tianfu met with Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”) and another investment banking firm and decided to engage Goldman Sachs as a financial advisor. Mr. Tianfu Yang formally engaged Goldman Sachs in October 2010 and his decision was based on, among other factors, Goldman Sachs’ extensive experience with mergers and acquisitions transactions, including going-private transactions, its familiarity with the ongoing process, its significant history of representing Asia-based companies, and its ability to easily communicate in both English and Mandarin.

Daniel F. Duchovny U.S. Securities and Exchange Commission August 29, 2011 Page 3

On October 10, 2010, Mr. Tianfu Yang and Baring signed an agreement providing that they would work with each other on an exclusive basis to negotiate and consummate the acquisition of all of the outstanding Company common stock in a going-private transaction.

On October 10, 2010, a special meeting of the Company’s board of directors was called at the request of Mr. Tianfu Yang.  At the special meeting, an unsolicited proposal letter from Mr. Tianfu Yang and Baring to acquire all of the outstanding shares of Company common stock not currently owned by Mr. Tianfu Yang and his affiliates in a going-private transaction for $24.00 per share in cash, subject to certain conditions (the “Yang-Baring Proposal”) was delivered to the Company’s board of directors.  The $24.00 per share price represented a premium of 20.2% over the October 8, 2010 per share closing price for the Company common stock of $19.96, and a premium of 38% of the volume weighted average price of $17.45 over the prior 12 months.  At that time, Mr. Tianfu Yang owned, directly or indirectly, approximately 31.1% of the Company common stock.  At the special meeting, following its receipt of the Yang-Baring Proposal, the Company’s board of directors appointed the Special Committee comprised solely of independent and disinterested directors—Professor Ching Chuen Chan, David Gatton, and Boyd Plowman—to consider the Yang-Baring Proposal.

Comment #4:

4.
On page 16 of the revised proxy statement, generally describe the subject of the “on-site investigations” performed by Morgan Stanley and referenced here.  What was Morgan Stanley investigating at the Company’s facilities?  What were the results of those investigations?

Daniel F. Duchovny U.S. Securities and Exchange Commission August 29, 2011 Page 4

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  Please refer to page 16 of the preliminary proxy statement for the relevant disclosure, which is as follows:

On November 4, 2010, representatives of Morgan Stanley performed on-site investigations at the Company’s Harbin facility, meeting with Mr. Tianli Yang, Mr. Zedong Xu, Mr. Yuli He, Ms. Amy Shi, and Mr. Xiang Ji.  The on-site investigations consisted of a site tour of the Harbin facility and in-person meeting with representatives of the Company to discuss the facility’s business and operations.

On November 9, 2010, representatives of Morgan Stanley performed on-site investigations at the Company’s Xi’an facility, meeting with Mr. Zhenggang Dou and Mr. Tao Yuan.The on-site investigations consisted of a site tour of the Xi’an facility and in-person meeting with representatives of the Company to discuss the facility’s business and operations.

On November 10, 2010, representatives of Morgan Stanley performed on-site investigations at the Company’s Shanghai facility, meeting with Ms. Lanxiang Gao. The on-site investigations consisted of a site tour of the Shanghai facility and in-person meeting with representatives of the Company to discuss the facility’s business and operations.

Comment #5:

5.
The revised disclosure on page 17 of the preliminary proxy statement references financial forecasts prepared by management at the direction of the Special Committee and shared with potential bidders in order to provide them with a forward-looking view of the Company’s business and prospects.  Any such financial forecasts should be included in the proxy statement.  Your revised disclosure should also summarize the material assumptions and limitations underlying such projected information.  Similarly, any financial forecasts or projections shared with financial advisors should also be included in the revised proxy statement, to the extent not already included therein.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment. Please note that at the request of the Special Committee, the Company prepared two financial forecasts: one in November 2010 (“November 2010 Case”) and one in April 2011 (“April 2011 Case”).  In response to the Staff’s prior comment No. 44, the Company has included all the November 2010 Case and April 2011 Case forecasts under the section titled “Management’s Projected Financial Information” in the amended preliminary proxy statement filed on August 15, 2011.  The Company has further revised the disclosure in this section to clarify that all financial forecast cases prepared by the management of the Company at the request of the Special Committee have been included. In addition, the Company has expanded the disclosure and has provided a summary of material assumptions and limitations underlying the projected financial information. Please refer to pages 48, 50 and 53 of the preliminary proxy statement for the relevant disclosure, which is as follows:

The Company does not, as a matter of course, create multi-year projections for submission to the Company’s board of directors or that are customarily relied on by the investor or financial community.  However, as part of its process, the Special Committee requested that the Company’s management team prepare long-term financial projections for the Company. At the request of the Special Committee, management prepared a total of two sets of financial projections for fiscal years 2011 through 2015.  The first set of projections, the November 2010 Case, was provided by the Company’s management to the Special Committee on or about November 27, 2010.  In April 2011, management revised and updated the November 2010 Case and delivered the second set of projections, the April 2011 Case, to the Special Committee on April 6, 2011.  All of the financial projections prepared by management are reproduced below.

The primary assumptions underlying the projected financials in the November 2010 Case include: GDP in China remains above 10% annually for the next five years; China continues its industrialization and urbanization with above 15% annual growth rate in the industrial sector; additional capacity build-up at each subsidiary is on schedule; input costs, pricing and gross margins remain stable; scheduled new product development and production are successful; and the Company continues to enjoy preferential income tax rates granted by the Chinese government. For the November 2010 Case, management did not factor in the costs associated with the proposed merger transaction including fees to be paid to legal counsel, auditors, and financial advisors.  Neither did management consider the impact of the merger on the Company in preparing the November 2010 Case projections.  The full November 2010 Case set of financials is presented below:

In the April 2011 Case, management revised downward the revenue growth projections for 2011 due to (i) management’s belief that GDP in China is now expected to slow down to 8-10% annually and the annual growth rate in the industrial sector is expected to decline to below 15%; (ii) weaker results reported by the Company for the fourth quarter of 2010 and the expectation of weaker than anticipated results for the first quarter of 2011; (iii) anticipated delays in launching and ramping up the production of two new products in 2011; and (iv) a delay in capacity expansion at the Weihai and Xi’an facilities.  The lower revenue projections for 2011 included in the April 2011 Case also impacted the revenue projections for subsequent years.  In preparing the April 2011 Case, management maintained the other assumptions made in the November 2010 Case unchanged.  The full April 2011 Case set of financials is presented below:

Comment #6:

Daniel F. Duchovny U.S. Securities and Exchange Commission August 29, 2011 Page 5

6.
Refer to our last comment above.  We direct your attention to comment 44 in our comment letter dated August 1, 2011.  To the extent that your revised disclosure includes non-GAAP financial measures, please comply with prior comment 44.

Response:

The Company respectfully informs the Staff that there is no additional disclosure required because no additional non-GAAP items have been included.

Comment #7:

7.
Revise the statement in the third from the last paragraph on page 18 that states that the proxy statement “does not purport to be a complete description of the procedures performed by Ernst & Young.”  Item 1015(b) requires the description to be complete and considerably detailed so that shareholders can follow the analyses performed.

Response:

Please see the response to Staff Comment #1.  Since the Company does not believe the report is within the scope of Item 1015, it does not believe that the language in question requires modification.

Comment #8:

8.
Refer to comment 9 in our prior comment letter dated, August 1, 2011, and your response.  It appears from the additional disclosure you have added to the preliminary proxy statement in response to comment 9 (on pages 20 and 22 of the revised proxy statement) that Bidders #2 and #9 elected not to proceed with a potential transaction with Harbin after meeting with Mr. Tianfu Yang.  If this is the case, is it accurate to state that the Special Committee eliminated these bidders?  Please revise or advise.

Response:

The company has revised the last two sentences of the February 21, 2011 entry on page 22 of the preliminary proxy statement filed on August 15, 2011 as shown below (the revised entry appears on page 22 of the company’s preliminary proxy statement):

8/15/11 Preliminary Proxy:  After careful deliberation, the Special Committee resolved to authorize Morgan Stanley to inform an additional two parties (Bidders #2 and #9) that they were being formally eliminated from consideration as potential bidders thus leaving five potential bidders still engaged in the process (including Abax).  Bidders #2 and #9 were formally eliminated by the Special Committee in response to comments made by each that, after meeting with Mr. Tianfu Yang they were no longer interested in a potential transaction.

As revised:  After careful deliberation, the Special Committee resolved that an additional two parties (Bidders #2 and #9) would not be asked to proceed further in the Special Committee’s process, thus leaving five potential bidders still engaged in the process (including Abax).  The Special Committee’s decision regarding Bidders #2 and #9 was made in response to comments made by each that, after meeting with Mr. Tianfu Yang they were no longer interested in a potential transaction.

Daniel F. Duchovny U.S. Securities and Exchange Commission August 29, 2011 Page 6

Comment #9:

9.
See comment 12 in our letter dated, August 1, 2011, and your response.  Your revised disclosure on page 23 of the revised proxy statement describes the “waning interest levels” of the remaining financial sponsor bidders.  If these financial sponsors (through Goldman Sachs or other representatives) indicated the reason(s) for their waning interest, please disclose.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 23 of the preliminary proxy statement.

On March 9, 2011, representatives of Morgan Stanley and Goldman Sachs discussed the ongoing due diligence process and, with respect to two of the remaining bidders that were financial sponsors, Goldman Sachs communicated to Morgan Stanley the waning interest levels of such potential bidders in the Special Committee’s process.  One of the bidders indicated its waning interest level was related to concerns about a potential partnership with Mr. Tianfu Yang; the other bidder did not specify the reasons behind its waning interest level.

Comment #10:

10.
See comment 15 in our letter dated, August 1, 2011, and your response.  Clarify how it would be possible for Mr. Tianfu Yang to remain the largest shareholder in the Company over the long term, whether or not any transaction was consummated.  Wouldn’t certain kinds of alternate transactions, such as the sale of the Company, have resulted in the purchase of his stake?  If the revised disclosure is intended to indicate Mr. Tianfu Yang would have sought to block any other kind of transaction in which he would not remain a continuing equity owner in the Company, please revise to clarify.

Response:

Daniel F. Duchovny U.S. Securities and Exchange Commission August 29, 2011 Page 7

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 23 of the preliminary proxy statement.

Since Bidders #2 and #7 had withdrawn from the Special Committee’s process, on April 9, 2011, the Special Committee met telephonically with its independent financial and legal advisors to determine what next steps to take given the fact that only Mr. Tianfu Yang and Abax remained in the Special Committee’s process.  By this point in time, the Special Committee believed a transaction that did not involve Mr. Tianfu Yang was very unlikely to be successful.  Virtually every potential bidder had indicated as much, due to his history with the Company, his central role to the Company’s business, his leadership regarding strategic direction, and his strong relationships with the Company’s customer base.  Further, in Mr. Tianfu Yang’s declaration in his SEC Schedule 13D that he filed on October 12, 2010, he stated that he intended to remain the largest holder of the common stock of the Company over the long term, whether or not any transaction was consummated.  The Special Committee took Mr. Tianfu Yang’s statement in his Schedule 13D filing that he intended “to remain the largest holder of the Common Stock over the long term, whether or not the possible acquisition discussed [in the 13D were successful]” as indicative of his intent to continue to own a substantial block of the Company’s common shares in the future.  However, the Special Committee was not convinced by such disclosure that Mr. Tianfu Yang would not soften his position, given the variety of circumstances that could at that time yet develop during the Special Committee’s process, and when discussing the process of identifying potential bidders in November 2010 and afterwards, directed Morgan Stanley to explore alternatives to the Baring-Yang proposal, including identifying and contacting potential bidders interested in acquiring 100% of the Company, independent of Mr. Tianfu Yang.

Comment #11:

11.
Refer to comment 16 in our comment letter dated, August 1, 2011, and your response.  With respect to the presentations by Morgan Stanley on May 2, 2011 and June 13, 2011, summarize the material differences between such presentations and the final presentation by Morgan Stanley on June 19, 2011.  For example, you note on page 41 of the revised preliminary proxy statement that results of these financial analyses differed due to changes in management projections, the terms of the offer and market and economic conditions.  These material differences (both the changes in the underlying data used and the resulting changes in the figures yielded) should be described in the revised proxy statement.  Provide the same revised disclosure with respect to the preliminary versions of the Lazard reports described on page 48 of the revised proxy statement.

Response:

Daniel F. Duchovny U.S. Securities and Exchange Commission August 29, 2011 Page 8

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 41 of the preliminary proxy statement.

•
On May 2, 2011, Morgan Stanley met with the Special Committee to provide an update on the process and market conditions and to discuss preliminary observations regarding financial data with respect to the Company and transaction alternatives.  The presentation included information regarding Morgan Stanley’s preliminary market analyses, including an overview of the Company’s share price performance over time, preliminary observations relating to the Company’s recent financial performance and Wall Street research analyst estimates, as well as those of selected peer companies.  Morgan Stanley also provided an overview of potential strategic buyers or merger partners and reviewed perspectives on the Special Committee’s options and decision points. The results of certain preliminary financial analyses contained in this presentation differed from the results of the financial analyses contained in the final financial presentation given to the Special Committee on June 19, 2011. The reference date used in the May 2nd presentation for certain stock price information for the Company and selected peer companies was April 27, 2011 rather than June 14, 2011, which was the reference date used in the final financial presentation given to the Special Committee on June 19, 2011. The different reference date resulted in corresponding changes to the results of the analyses utilizing such information. The results of the discounted equity value and discounted cash flow analyses were different since Morgan Stanley, after consultation with, and at the direction of the Special Committee, applied the Sensitivity Ranges to the April 2011 Case in the final financial presentation given to the Special Committee on June 19, 2011.

•
At the June 13, 2011 meeting, Morgan Stanley presented background information regarding the factors impacting the Company’s financial performance and preliminary observations relating to the Company’s financial performance and Wall Street research analyst estimates.  At the Special Committee’s request, these preliminary financial analyses included sensitivity analyses applied to the April 2011 Case to reflect the effects of increased labor costs in the PRC, higher raw material costs, higher R&D expenses, higher SG&A expenses, higher PRC tax rates, and a general slowdown in the PRC’s economy, including deceleration of industrial production, tightening of credit markets, and electricity shortages.  As part of this presentation, Morgan Stanley reviewed its preliminary observations about the Company’s financial performance based on certain metrics, including revenue, EBITDA and earnings per share. This presentation did not include the financial analyses contained in the final financial presentation given to the Special Committee on June 19, 2011.

Daniel F. Duchovny U.S. Securities and Exchange Commission August 29, 2011 Page 9

In addition, the following disclosure has also been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 48 of the preliminary proxy statement.

•
On May 2, 2011, Lazard presented to the Special Committee its initial, preliminary observations with respect to valuation of the Company in response to the joint proposal made by Mr. Tianfu Yang and Abax of $24.00 per share for all of the outstanding shares of the Company’s common stock. In its presentation, Lazard provided its preliminary observations of management projections in the April 2011 Case, the Company’s recent financial performance and Wall Street research analyst estimates. The presentation also included preliminary valuation analyses which included analyses of other U.S.-listed, China-based companies, a discounted cash flow analysis, as well as, for informational purposes only, analyses of U.S.-listed, U.S.-based motor companies and Hong Kong-listed, China-based industrials companies, a leveraged buyout analysis, the 52-week trading range of the Company’s stock, analyst price target range of the Company’s stock and a premiums paid analysis. The results of certain preliminary financial analysis contained in this May 2 presentation differed from the results of the financial analyses contained in the final financial presentation given to the Special Committee on June 19, 2011. In the June 19 presentation, Lazard updated all information for changes in market trading prices (including the effect of such changes on appropriate valuation multiples and ranges) and, as discussed above, after consultation with, and at the direction of the Special Committee, applied the Sensitivity Ranges to the April 2011 Case. In addition, in the June 19 presentation, Lazard excluded valuation ranges based on estimated 2012 financial projections based on Lazard’s view that such projected information was less relevant given the volatility and uncertain market conditions of the company and other U.S.-listed, China-based industrial companies. The effect of these changes did not materially change Lazard’s valuation from the May 2 presentation to the final June 19 presentation, except for the impact of the inclusion of the Sensitivity Ranges, which did lower Lazard’s valuation ranges in all methodologies, most notably in its discounted cash flow analyses.  The results of certain preliminary financial analysis contained in this May 2 presentation differed from the results of the financial analyses contained in the final financial presentation given to the Special Committee on June 19, 2011. In the June 19 presentation, Lazard updated all information for changes in market trading prices (including the effect of such changes on appropriate valuation multiples and ranges) and, as discussed above, after consultation with, and at the direction of the Special Committee, applied the Sensitivity Ranges to the April 2011 Case.  In addition, in the June 19 presentation, Lazard excluded valuation ranges based on estimated 2012 financial projections based on Lazard’s view that such projected information was less relevant given the volatility and uncertain market conditions of the company and other U.S.-listed, China-based industrial companies.  The effect of these changes did not materially change Lazard’s valuation from the May 2 presentation to the final June 19 presentation, except for the impact of the inclusion of the Sensitivity Ranges, which did lower Lazard’s valuation ranges in all methodologies, most notably in its discounted cash flow analyses.

•
On June 13, 2011, Lazard presented to the Special Committee an analysis of the Company’s recent performance, and comparisons of such performance to Wall Street research analyst estimates and management projections in the April 2011 Case and the November 2010 Case. Lazard also reviewed recent economic conditions in China and potential impacts on the Company’s business. Lazard then presented a range of sensitivities to management projections in the April 2011 case and discussed with the Special Committee its views on the achievability of such projections. The June 13 presentation did not contain any valuation analysis comparable to that contained in either the May 2 or June 19 presentations, and thus did not contain any material differences with respect to the valuations contained in those presentations.  The June 13 presentation did not contain any valuation analysis comparable to that contained in either the May 2 or June 19 presentations, and thus did not contain any material differences with respect to the valuations contained in those presentations.

Daniel F. Duchovny U.S. Securities and Exchange Commission August 29, 2011 Page 10

Comment #12:

12.
Refer to prior comment 18 in our letter dated, August 1, 2011, and your response.  Expand the disclosure on page 25 of the preliminary proxy statement to generally describe the views expressed by Mr. Tianfu Yang during the May 3, 2011, discussions with Lazard.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 25 of the preliminary proxy statement.

At that meeting, Mr. Tianfu Yang described the model used to create the Company's Projections and noted that, in his view and in the view of Abax, certain assumptions used in the model led to projections that were likely a bit aggressive.

Comment #13:

13.
Refer to comment 29 in our prior comment letter dated, August 1, 2011.  On page 32 of the revised proxy statement, explain why the Special Committee did not place weight on Lazard’s discounted cash flow analysis using the April 2011 Case.  That is, why did the Special Committee deem the Sensitivity Case a more reliable predictor of the Company’s future performance?

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 30 of the preliminary proxy statement.

•
the presentation by each of Morgan Stanley and Lazard to the Special Committee on June 19, 2011 and the independent oral opinions delivered by each of Morgan Stanley and Lazard to the Special Committee and the Company’s board of directors, and subsequently confirmed in writing, to the effect that, as of the date of its opinion, and based on and subject to the assumptions, considerations, qualifications, and limitations set forth in their respective written opinions, the $24.00 per share cash price to be received by the holders of shares of Company common stock (other than the Buyer Group and their respective affiliates) was fair, from a financial point of view, to such holders (other than the Buyer Group and their respective affiliates) (during the consideration of which the Special Committee considered, but determined not to place weight on, the discounted cash flow analysis conducted by Lazard using the April 2011 Case, due to the Special Committee’s belief that the Sensitivity Case provided the best estimate of the Company’s future performance because the Sensitivity Ranges reflected the Special Committee’s assessment of the uncertainty and risks associated with the Company’s business and how those factors would affect the Company’s future performance), as more fully described in the section titled “Special Factors—Opinion of Morgan Stanley & Co. LLC” beginning on page 35 and the section titled “Special Factors—Opinion of Lazard Frères & Co. LLC” beginning on page 41;

Daniel F. Duchovny U.S. Securities and Exchange Commission August 29, 2011 Page 11

Comment #14:

14.
See our last comment and comment 29B in the August 1, 2011, comment letter.  Similarly, explain why the Special Committee did not place “specific weight” on the Other Public Company Benchmarks-Trading Analysis.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 34 of the preliminary proxy statement.

The Special Committee considered and expressly adopted the financial analyses and the opinions of Morgan Stanley and Lazard, among other factors considered, in reaching its determination as to the fairness of the transactions contemplated by the merger agreement.  These analyses, including a discussion of the sensitivity analyses, are summarized below in the sections titled “Special Factors—Opinion of Morgan Stanley & Co. LLC” beginning on page 35 and “Special Factors—Opinion of Lazard Frères & Co. LLC” beginning on page 41.  As part of making its determination regarding the fairness of the merger, the Special Committee concluded the incorporation of the sensitivity analyses into Morgan Stanley’s and Lazard’s valuation analyses was a reasonable basis for assessing the Company’s value in light of recent negative economic conditions, and their likely impact on the business and valuation of the Company.  The Special Committee also considered, but did not quantify nor place any specific weight on, the Other Public Company Benchmarks-Trading Analysis conducted by Lazard.  The Special Committee considered Lazard’s Other Public Company Benchmarks—Trading Analysis along with the other analyses provided by the Special Committee’s independent financial advisors (as mentioned above) but believed the unique character of the Company’s business and situation made comparisons to the other public companies referenced in that analysis not as useful as certain other analyses provided because those companies were not U.S.-listed, China-based companies.

Comment #15:

15.
Refer to comment 30 in our comment letter dated, August 1, 2011.  Clarify how “recent highly-publicized accounting and other issues affecting certain China-based companies” support the Special Committee’s belief that the Company could be relisted in Asia at a higher valuation.

Daniel F. Duchovny U.S. Securities and Exchange Commission August 29, 2011 Page 12

Response:

The Company would like to point out to the Staff that the possible relisting of the Company on an Asian exchange at a higher valuation is not necessarily linked to or dependent on the existence of the highly-publicized accounting and other issues affecting certain China-based companies, and was also considered independently of those issues by the Special Committee in its process.  However, in order to clarify the point, the disclosure in the preliminary proxy statement has been amended to add the following new language in bold face font, below, and on page 33 of the preliminary proxy statement.

• the possibility that the Buyer Group could relist the Company following the merger on an Asian exchange (such as the Hong Kong exchange) after satisfying applicable listing requirements, at a valuation higher than that being paid in the merger, in light of recent highly-publicized accounting and other issues affecting certain China-based companies (issues which appear to have driven down the share prices of many China-based U. S.-listed companies, including those which have not experienced accounting irregularities), the fact that comparable companies trade at higher multiples on Asian exchanges, and that investors in Asia might have a greater understanding and appreciation of the Company’s business prospects given their proximity to its operations;

Comment #16:

16.
With respect to the comments 35, 36 and 40 in our August 1, 2011, comment letter, your responses simply refer to “professional judgment” of the applicable financial advisor as the explanation for how the applicable methodologies and figures were selected.  Expand to provide more detail as to specifically what facts and judgments support the financial advisors’ selection of the applicable metrics used in each case.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on pages 38, 39, 40, and 45 of the preliminary proxy statement.

As of June 14, 2011, only two of the three selected equity research analysts reviewed by Morgan Stanley continued to cover the Company, and their most recent published reports implied a median, undiscounted price per share for the Company common stock of $24.00 per share. Discounting these analyst price targets for the Company at an estimated cost of equity capital for the Company of 11.5% implied a median present value price of $22.00 per share as of June 14, 2011. For the purpose of this analysis, Morgan Stanley selected, based on the Company’s cost of equity calculated in accordance with the capital asset pricing model, which is a standard financial valuation method that takes into account both returns in equity markets generally and volatility in a company’s common stock, a 9.9% to 13.2% cost of equity range, and used 11.5% as the estimated cost of equity.

Daniel F. Duchovny U.S. Securities and Exchange Commission August 29, 2011 Page 13

To calculate a range of discounted equity values for the Company common stock, in each of the Sensitivity Ranges, Morgan Stanley multiplied the estimated 2012 calendar year earnings by a price-earnings ratio of 6.0x to derive a hypothetical future value per share.  Morgan Stanley then discounted this future value per share by an estimated cost of equity capital for the Company of 11.5%, implying a price range of $16 to $19 per share of Company common stock. Based on the Company’s cost of equity calculated in accordance with the capital asset pricing model, which is a standard financial valuation method that takes into account both returns in equity markets generally and volatility in a company’s common stock, Morgan Stanley selected a 9.9% to 13.2% cost of equity range, and used 11.5% as the estimated cost of equity for purposes of this analysis.  For the price-earnings ratio, Morgan Stanley selected, based on its professional judgment taking into account current and historical trading data and the current price-earnings ratio for the Company, a 5.5x to 6.5x range, and used 6.0x as the price-earnings ratio for purposes of this analysis as it is the midpoint of that range.

Morgan Stanley performed a discounted cash flow analysis as of March 31, 2011, which is an analysis of the net present value of the projected unlevered free cash flows of the Company and a terminal value using the forward exit multiple method.  The forward exit multiple was defined as the ratio of current market capitalization plus total debt plus minority interests less cash and cash equivalents (“Aggregate Value”), to earnings before interest, taxes, depreciation and amortization (“EBITDA”) based on the financial projections of the Company’s management. Please see “Special Factors—Management’s Projected Financial Information” beginning on page 48. Morgan Stanley analyzed the Company’s business using the Sensitivity Ranges for the calendar years 2010 through 2015.  In each of the Sensitivity Ranges, the terminal value was calculated by applying forward EBITDA exit multiples to the calendar year 2015 estimated EBITDA.  Based on a discount rate of 10.5% applied to the unlevered free cash flows from March 31, 2011 to December 31, 2014 and to the terminal value, based on a forward EBITDA exit multiple of 4.0x to the calendar year 2015 estimated EBITDA, the discounted cash flow analysis implied a range of $16 per share to $25 per share of Company common stock. For the discount rate, Morgan Stanley selected, based on a weighted average cost of capital analysis for the Company, a 9.0% to 12.0% weighted average cost of capital range, and used 10.5% as the discount rate for purposes of this analysis as it is the midpoint of that range.  For the forward EBITDA exit multiple, Morgan Stanley selected, based on its professional judgment taking into account current and historical trading data and current EBITDA multiples for the Company, a 3.5x to 4.5x forward EBITDA exit multiple range, and used 4.0x as the forward EBITDA exit multiple for purposes of this analysis, as it is the midpoint of that range.

Daniel F. Duchovny U.S. Securities and Exchange Commission August 29, 2011 Page 14

Based on the foregoing calculations and Lazard’s professional judgment, Lazard applied EBITDA multiples of 3.0x to 4.5x to the Company’s 2011 estimated EBITDA to calculate an implied equity value per share range, in each case using the April 2011 Case and the Sensitivity Ranges.  Such range was determined by Lazard after reviewing the foregoing public company benchmarks and concluding, based on its professional judgment, after taking into consideration the mean and median multiples set forth above as well as the high to low range of multiples of such benchmarks, that the selected range would be reasonable as applied to the Company. The results of the analyses implied an equity value per share range for the Company of $13.88 to 20.24 using the April 2011 Case and $12.89 to $19.58 using the Sensitivity Ranges.

Based on the April 2011 Case and the Sensitivity Ranges, Lazard performed a discounted cash flow analysis of the Company to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that the Company could generate during the fiscal years ending December 31, 2011 through 2015. Lazard also calculated terminal values for the Company by applying a revenue exit multiple range, based on its professional judgment, of 3.5x to 5.0x to the Company’s estimated EBITDA provided by the April 2011 Case and by the Sensitivity Ranges for its fiscal year ending December 31, 2015. The stand-alone, unlevered, after-tax free cash flows and terminal values were discounted to present value using discount rates ranging from 13.0% to 15.0%, which were based on a weighted average cost of capital analysis of the Selected Companies. Such ranges were derived based on the statistics of the Selected Companies used in the public company benchmarks analysis described above.  The results of these analyses implied an equity value per share range for the Company of $24.87 to $34.68 using the April 2011 Case and $14.74 to $28.01 using the Sensitivity Ranges.

Comment #17:

17.
Refer to comment 41 in our August 1, 2011, comment letter.  That comment asked you to explain why the additional analyses appearing on pages 67-69 of the prior version of your preliminary proxy statement were not material to Lazard’s opinion and were used for informational purposes only.  Expand your revised disclosure to explain why Lazard did not rely on those analyses in determining the fairness of the merger consideration.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 45 of the preliminary proxy statement.

Daniel F. Duchovny U.S. Securities and Exchange Commission August 29, 2011 Page 15

The analyses and data described below were presented by Lazard to the Special Committee for informational purposes only, because they were not relied on by Lazard in determining the fairness of the merger consideration to be paid to the Company's stockholders in the merger.  As a general matter, Lazard believes that this additional information primarily reflects illustrative assumptions or market observations.

Comment #18:

18.
Refer to the second to last paragraph in this section on page 60 of the revised preliminary proxy statement.  In that paragraph, you state that “the foregoing discussion of the information and factors considered and given weight by the Buyer Group . . . is not intended to be exhaustive, but is believed (emphasis added) by the Buyer Group to include all material factors considered by it.”  Since the list must detail all of the material factors considered by the Buyer Group in assessing the fairness of the transaction, it is unclear why the Buyer Group “believes it is complete but apparently cannot so state.  Please revise.  In addition, revise the language to the effect that the list is not intended to be exhaustive.

Response:

In response to the Staff’s comment, the language of the preliminary proxy statement on page 60 has been revised to clarify that the list of factors includes all material factors considered by the Buyer Group in assessing the fairness of the transaction.

Comment #19:

Daniel F. Duchovny U.S. Securities and Exchange Commission August 29, 2011 Page 16

19.
Refer to comment 48 in our August 1, 2011, comment letter and your response.  Expand the disclosure in the revised proxy statement to indicate that (as stated in your response letter) the Buyer Group does not currently have any plans to relist the Company common stock after the merger.  Since your existing disclosure indicates that the Buyer Group may decide to relist in the future, discuss the factors upon which a relisting decision would be made and the expected timing parameters for such a decision, to the extent known at this time.  Include that information in this section and elsewhere in the proxy statement, where appropriate.

Response:

As requested, we have revised the preliminary proxy statement to indicate that the Buyer Group does not currently have any plans to relist the Company’s common stock.  Since the Buyer Group has not evaluated the merits of relisting the Company’s common stock, selling a material amount of assets or undertaking any other extraordinary corporate transaction following the merger, the factors upon which such an evaluation would be made (as well as the timing parameters with respect to a final decision) are currently unknown to the Buyer Group.  The new language is in bold face font, below, and on page 62 of the preliminary proxy statement.

Parent has advised the Company that, except for transactions contemplated by the merger agreement, it does not have any current plans, proposals or negotiations that relate to or would result in any of the following:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	the relisting of the Company stock;

•	the sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; or

•	any other material changes to the Company’s corporate structure or otherwise in the Company’s business.

Comment #20:

20.	Identify the “certain affiliates of Abax” who will make a cash investment in Holdco of $38.8 million to help fund the merger.

Response:

The equity commitment letter requires Abax Global Capital and Abax Global Capital (Hong Kong) Limited to cause funds and/or entities that they manage or advise to make the $38.8 million cash investment in Holdco.  The commitment letter does not specify which funds and/or entities must make the investment, and Abax does not expect to allocate the investment among the funds and entities that it manages and advises prior to the special meeting of the Company’s stockholders.  The disclosure in the proxy statement on page 63 has been amended to clarify that the Abax affiliates that make the $38.8 million cash investment will be funds and/or entities that are managed or advised by Abax Global Capital or Abax Global Capital (Hong Kong) Limited.

Daniel F. Duchovny U.S. Securities and Exchange Commission August 29, 2011 Page 17

Sincerely,

/s/ Angela M. Dowd

Angela M. Dowd
Partner
Loeb & Loeb LLP